

Ralph Kenney · 3rd

Chief Operating Officer at SelfDecode

-  SelfDecode
-  University of California, Berkeley, Haas School of Business

Tivat, Montenegro · **Contact info**

239 connections

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Experience



Chief Operating Officer
SelfDecode · Full-time
Sep 2021 – Present · 1 mo

Founder & CEO
Immortalitea
Nov 2004 – Sep 2021 · 16 yrs 11 mos

Chief Operating Officer
R Systems International Limited
1998 – 2002 · 4 yrs

Complete operational leadership of all global business of the firm including software development, sales, marketing, IT and Business Process Outsourcing (BPO) and all support

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functions. R Systems is an IT and BPO services co... see more



Managing Director - Technical Marketing
Lucent Technologies
May 1996 – Oct 1998 · 2 yrs 6 mos
Coral Gables, FL

Responsible for Technical Marketing of all Lucent Network Systems product lines for Latin America and the Caribbean including, switching, transmission, data, operating systems, fixed wireless and mobile wireless product lines. Tl ...see more

President- AT&T El Salvador, Director Operations - AT&T Network Systems - Central America
AT&T Network Systems
Jan 1993 – May 1996 · 3 yrs 5 mos
San Salvador, El Salvador

Expatriate Assigned to El Salvador. Responsibilities included complete sales and technical operations, project management and relations with the Government of El Salvador for a $150 M/yr business. As General Mar ...see more

Education



University of California, Berkeley, Haas School of Business
Executive MBA, Business Administration and Management, General
1998



The University of Texas at El Paso
Master's degree, Electrical, Electronics and Communications Engineering
1984 – 1986



Angelo State University
Bachelor's degree, Physics
1981 – 1984

Licenses & certifications





Certified Customer Value Optimization Specialist
DigitalMarketer
Issued Aug 2021 · No Expiration Date
Credential ID c319474a-67fe-419e-9201-b46f8c6ec8b8

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Skills & endorsements

Retail · 12

Sanjay Chadha (CSP, COP) and 11 connections have given endorsements for this skill

Strategic Planning · 11

Vijay Singh and 10 connections have given endorsements for this skill

Marketing · 10

Michael Gondwe and 9 connections have given endorsements for this skill

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